Exhibit 99.6

January 27, 2004

DIRECTORS' REPORT

Dear Shareholders:

The Company's 2003 annual general meeting of shareholders has been scheduled for Friday, February 27, 2004 at 10:00 a.m. at The River Club, 11111 Horseshoe Way, Richmond, B.C. Accompanying this letter is the Company's Information Circular, Notice of Meeting, Proxy and audited financial statements which are being furnished to you for the shareholders meeting.

The following is a Progress Report on the Company for the past fiscal year, and to the date of this report:

MINERAL PROPERTIES

Fish Creek Claims, Alaska

We currently own a 50% joint venture interest in 30 mining claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. These claims are subject to an option agreement with Teryl Resources Corp. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production on a 25% working interest. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement.

The Fish Creek claims are adjacent to the Teryl/Kinross joint venture Gil claims. After five years of intensive exploration on the Gil claim group the joint venture has delineated a drill indicated/inferred gold deposit of 10,000,000 tons of .04 gold per ton (400,000 ounces au).

In September 2002, we received confirmation of an approved mining lease. The main advantage of the Fairbanks, Alaska mining lease is that any past or future claim disputes have been eliminated. This mining lease clearly delineates our 30 claims, which were previously overstaked.

On November 4, 2002, we amended the March 5, 2002 agreement with Teryl Resources Corp. We agreed that in consideration for receiving a mining license which was not disclosed to us at the time of the March 5, 2002 agreement, both parties agreed to grant Linux a back in working interest for a 25% interest in the mining lease after Teryl completes the $500,000 expenditures.

In February 2003, we announced that the exploration permit had been submitted to the Alaska Department of Mines to drill the Fish Creek Claims, and that Teryl Resources Corp. had commenced drilling on the Fish Creek Claims to test several magnetic anomalies for a potential lode and placer gold deposit.

The drill fence planned to extend NW-SE approximately parallel to Too Much Gold Creek and consist of 6 drill holes to an estimated depth of 200 feet. The current budget allowed an additional 300 feet of drilling as needed to deepen planned holes or drill additional holes. The targets selected tested for both lode and placer gold mineralization.

At least one hole targeted a coincident magnetic high on the left limit bench of Fish Creek opposite the mouth of Too Much Gold Creek in an area where previous drilling indicated $10/yd3 values (gold price used unknown). All of the holes that intersect gravel will be tested for alluvial gold as well as lode gold.

The second target to be tested was the potential for skarn-hosted gold-arsenic-bismuth mineralization similar to that on the adjacent Gil claims. Once each hole had reached the gravel-bedrock interface, drilling extended 50 to 100 feet into bedrock to determine its potential for lode mineralization. The rig geologist was on-site full-time to make this appropriate determinations.

Samples were collected on five-foot centers, bagged on-site and shipped directly to XRAL Laboratories' sample preparation facility in Fairbanks, Alaska. All samples were analyzed for gold via fire assay techniques plus a multi-element suite via ICP-MS methods.

On March 19, 2003 we announced the completion of the Fish Creek reverse circulation drilling program. A total of five holes were drilled to test several magnetic anomalies for potential placer and lode gold mineralization. Hard rock samples were submitted to Chemex Labs, in Fairbanks, Alaska, for assays and the placer samples were bagged and stored in our warehouse awaiting warmer weather to process them. Additional core drilling will be recommended on the Phase II exploration program based on favorable results from the current drilling program.

In December 2003, a ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (east) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. Extremely high grade gold placer accumulations were encountered in a narrow right-limit channel during excavation of the Fort Knox mine fresh water dam site but their extent and grade downstream on the Fish Creek property has never been explored. A two-person crew, consisting of James Munsell, from Avalon Development and equipment operator, Kerry Adler from On-Line Exploration Services, Inc. conducted the survey. This was an orientation survey to test the right limit bench for a suspected buried placer gold-bearing channel east of Fish Creek. Surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations. The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Total field and vertical gradient magnetic data have a good correlation, suggestive of adequate base station data. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics.

The two anomalies recommended for physical testing are those indicative of alluvial heavy magnetic mineral concentration encountered on the west side of Lines 100N and 300N, just east of Fish Creek, and the strong anomaly on the eastern extent of Line 300N. Depth estimates for these targets, are generally 8 to 12 feet. Avalon Development, Teryl's Consultant has recommended a program of additional ground magnetics followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets in early 2004.

TY Gold Property, Bralorne Mining District, British Columbia

On May 2, 2003 we announced that we had acquired an option to a 100% interest in 21 units in the Bralorne/Lillooet mining division in British Columbia, called the TY Gold Property. We will pay CAD$30,000 over three years and 150,000 common shares. The TY Gold Property is subject to a 2% net smelter interest (NSR). We have an option to purchase each 1% NSR for CAD$1,000,000 prior to production. The TY Gold Property is adjacent to our newly acquired ORO Property and is located 12 miles from the Bralorne Pioneer Gold Mine, which since its discovery has produced 4.1 million ounces of gold. We now have a total of 41 units in the Bralorne area.

Previous drilling completed on the TY Gold Property on the Beta zone encountered values up to 5 feet of 5.86 oz/ton silver and 1.129 oz ton gold. Additional drilling has been recommended by Sampson Engineering Inc. to further explore the Beta zone.

In June 2003, we completed laying 1,800 feet of grid lines over the Beta Gold zone on its TY Gold prospect, in preparation for a drill program. Previous drilling on the Beta Gold zone encountered significant gold grades, with the highest value in hole 87-8, which encountered 15 feet of 0.93 ounces of gold per ton with 3.5 ounces of silver from 65-80 feet from the surface (a five foot intersection of 1.7 ounces of gold per ton is included in this intersection). Hole 87-9 encountered 10 feet of 0.69 ounces per ton gold including a five-foot intersection of 1.13 ounces of gold per ton.

The Beta Gold zone remains open down dip to the west and the 1,800 foot grid crosses over two additional known gold zones. A proposed phase I drill program will be initiated to confirm previous drill results completed in 1987, in a search for a bulk tonnage gold deposit.

In August 2003, we completed a phase I drill program on its TY gold property located in the Bralorne Mining District, British Columbia. Four diamond drill holes of approximately 200 feet each in length were drilled in the Beta Gold zone to confirm the high-grade results of drilling in 1987.

All four holes drilled have encountered extensive stockwork zones and listwanite alteration, favourable geology for hosting Bralorne-type gold deposits. The core will be split and assayed for gold and silver at Acme Labs in Vancouver, Canada. Soil sampling is also underway to ascertain the strike length and surface extent of the Beta zone. Based on drill results, a phase II, 3,000 foot diamond drilling program will be recommended to explore the western side of the Beta zone.

Previous drilling on the Beta Gold zone yielded significant gold and silver values. The best results were from hole 87-8, which intersected 15 feet of 0.93 ounces of gold per ton and 3.5 ounces of silver per ton between 65-80 feet from the surface – including a five foot intersection of 1.70 oz/ton gold and 5.86 oz/ton silver. Hole 87-9 hit ten feet of 0.69 ounces per ton gold including a five-foot intersection of 1.13 ounces of gold per ton for ten feet.

The Beta Gold zone remains open down dip to the west and is flanked by two other known gold zones. According to a 1987 report by Sampson Engineering, the Beta zone may host a hanging wall and footwall vein, which is typical of gold systems in the Bralorne District and many other vein-type gold camps such as the Motherlode system of California. The TY gold property is located 12 miles north of the Bralorne Pioneer Mine, which since its discovery produced 4.1 million ounces of gold, and was one of the richest gold mines in Western Canada.

On September 2, 2003, we announced that additional units had been staked surrounding the Company's TY Gold property and in several strategic locations in the Bralorne Mining District. Four diamond drill holes have been completed on the TY Gold property to confirm the high-grade results. The previous drilling results yielded up to 0.93 ounces of gold per ton over 15 feet. Results from the 4 holes are expected in early September.

The additional claims are located 12 miles north of the Bralorne Pioneer Mine, which since its discovery produced 4.1 million ounces of gold and was one of the richest gold mines in Western Canada.

In September 2003, we continued a second phase of drilling on the TY Gold property. The purpose of the program is to confirm high-grade results encountered by previous drilling on the property, which produced results up to 0.93 ounces of gold per ton over 15 feet, including a 5-foot section of 1.7 ounces of gold per ton.

On November 6, 2003, we announced that diamond drilling results from Holes 3TD-1 through 6 on the TY Gold property in the Goldbridge area, BC. Gold values were mixed though generally low-grade with slightly elevated lead/zinc values over minor intervals. The highest gold value seen (1.48 g/t – hole 3TD 1:84'-89') occurred within a highly stockworked, altered volcanic breccia.

While favourable gold indicators such as listwanite alteration, abundant stockworking and arsenopyrite mineralization were frequently encountered gold values were somewhat lower than anticipated. The drill programme is to be extended for additional holes in an attempt to intercept higher-grade, known mineralization encountered by previous drilling in the 1980's.

The purpose of the drilling program is to confirm high-grade gold results, which produced results up to 0.93 ounces of gold per ton on 15 feet, including a 5-foot section of gold per ton.

Duna Choapa Norte Orebody and La Barca Orebody, Chile

On April 28, 2003, we announced that the Company acquired a non-exclusive option to participate in a 60% interest in two heavy mineral/gold sands deposits in Chile, S.A., subject to a 5% net profit interest. The terms are an option payment of US$600,000 and financing a pilot mill for estimated costs of US$2,000,000. We also agreed to fund a complete 7,200 ton per day production plant within 12 months from the production date of the prototype mill. The terms and conditions are subject to all regulatory approvals, financing and a favourable due diligence carried out by Linux Gold Corp.

The Duna Chopa Norte Orebody and LaBarca Orebody in Chile, SA Option Agreement was terminated in July 2003 with the consent of both parties.

ORO Property, Lillooet Mining Division, British Columbia

In April 2003, we acquired a 100% interest in 20 mineral claim units, subject to a 2% net smelter return, called the ORO property in the Lillooet Mining Division, BC, for $10,000 and 100,000 shares of Linux Gold Corp. We have the option to purchase back each 1% NSR return for CAD$1,000,000 prior to production. These claims are located 12 miles from the Bralorne Pioneer Gold Mine, which since its discovery, has produced 4.1 million ounces of gold worth some $1.5 billion at today's gold prices. Several EM–VLF conductive zones have been located on the ORO property. The magnetic survey shows the entire property is underlain with sediments and volcanics, which are important in the placement of gold bearing quartz veins, according to the geophysical report surveyed and written by Columbia Airborne Geophysical Services.

Mailprotek.com

On March 27, 2002 we announced that a secure email solution has been licensed from www.mailprotek.com for the United States rights. We will offer our secure email and web mail services at www.mailprotek.com for less than $3.00 U.S. per month. A complete solution has been implemented by mailprotek.com to eliminate email-borne viruses and worms before they attack the users computer. The service will also include a real time spam filtering system to sort out unauthorized emails from reaching the email users mailbox. The mailprotek.com services will also enable our users to access their email from wherever they are through our webmail as an additional feature. This will include any hand held wireless applications such as a cellular phone or a PDA.

The service for MailProtek is currently on hold due to unfavourable interest in the technology.

Corporate

In January, 2003, we announced that we had arranged a private placement. By way of news release dated March 28, 2003, we announced that the private placement closed.

The Company sold 675,000 units to various investors. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase an additional one common share, exercisable for a period of two years from the date of payment for the units, exercisable at a price of $0.12 in the first year with expiry dates ranging from January 30, 2004 to February 19, 2004 and $0.15 in the second year with expiry dates ranging from January 30, 2005 to February 19, 2005. The proceeds were added to working capital.

On February 26, 2003, we announced that stock options to individuals of 500,000 have been renegotiated to increase the options to 1,250,000, exercisable for term of five years from the date of renegotiation at a price of US$0.10 per share. The Company has also granted incentive stock options to individuals of up to 600,000 common shares at a price of $US0.10, exercisable for a period of five years from the date of granting. The Company also cancelled stock options to individuals of 1,175,000 who are no longer with the Company.

On August 11, 2003, we announced that the Company had listed on the Global Internet Stock Brokerage Exchange (GISEBeX) to obtain a second trading market for the Company's shares. The new listing increases Linux's exposure to international markets and access to investment capital worldwide. For shareholders, GISBeX provides an 18 hour trading day versus the typical 6½ - 7 hours on most world exchanges. Furthermore, all transactions are reportedly private and confidential executed through International member brokerages.

On December 8, 2003, we announced the completion of a private placement of US$175,000, for an aggregate of 875,000 units in the capital stock of the Company to one investor at a price of US$0.20 per unit. Each unit consists of one common share and a ½ warrant (the "Warrant") enabling the investor to purchase an additional share at an exercise price of US$0.30 per share for a one-year period. The private placement funds will be used for additional drilling on the TY Gold and ORO prospects located in the Bralorne mining area, Lillooet, BC, for accounts payable and working capital purposes.

Holders of common shares of record at the close of business on January 27, 2004 are eligible to vote at the February 27, 2004 annual general meeting. Please mark, sign, date and mail the accompanying proxy, whether or not you expect to attend the meeting in person. If you are a registered shareholder (ie: your shares are registered in your name, not held in broker's name) you may revoke your proxy at the meeting should you be present and desire to vote your shares in person, and you may revoke your proxy for any reason at any time prior to the voting thereof, either by written revocation prior to the meeting or by appearing at the meeting and voting in person. Your co-operation is respectfully solicited and your continued support appreciated.

On Behalf of the Board of Directors of
LINUX GOLD CORP.

"John G. Robertson"

John G. Robertson,
Chairman of the Board